Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation or Organization

Clearworks Communications, Inc.	Texas
Eagle Broadband Services, Inc. Texas	Texas
EBI Funding Corp. Texas	Texas